NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON MAY 23, 2019

MANAGEMENT INFORMATION CIRCULAR

DATED April 15, 2019

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 23, 2019 at 3:00 p.m. (Pacific Time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2018, and the auditors’ report thereon;

2.	to appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3.	to elect directors for the ensuing year;

4.	to consider and, if deemed advisable, approve an advisory resolution to accept the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Only Shareholders of record at the close of business on April 15, 2019 are entitled to receive notice of the Meeting and to vote at the Meeting.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 21, 2019, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 21, 2019 at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 21, 2019 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice of Meeting.

DATED at Richmond, British Columbia, this 15th day of April, 2019.

By Order of the Board of Directors

David G. McLennan
Chief Financial Officer and Corporate Secretary

April 15, 2019

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 23, 2019 at 3:00 p.m. (Pacific Time).

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 1 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

Kent P. Thexton	Robin A. Abrams
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

As at April 15, 2019

GENERAL PROXY INFORMATION

Solicitation of Proxies
This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.
The Meeting will be held on Thursday, May 23, 2019 at 3:00 p.m. (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 15, 2019 except as otherwise indicated.
In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, the "Company", “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder
The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.
A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders
The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders
A registered shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting, we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. ("Computershare") at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 21, 2019, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare, Attention:  Proxy Tabulation at 416-263-9524 (outside North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 21, 2019, at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 21, 2019, at 3:00 p.m. (Pacific Time).
Please review the enclosed form of proxy carefully for additional information and resources for assistance.
To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.
The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders
We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation's expense.  Unless a non-registered shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.
Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.
Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).
Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.
These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies
A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.
A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.
A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority
Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.
In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions
Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof
The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 36,150,299 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.
Any shareholder of record at the close of business on April 15, 2019 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.
Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares:

•As of March 31, 2019, Brandes Investment Partners, L.P. reported control, but not ownership, of 3,836,476 Common Shares or 10.64% of the issued and outstanding Common Shares.

BUSINESS OF THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2018, including the auditors’ report thereon, are available on SEDAR at www.sedar.com or on the Corporation’s website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/.  Copies of such financial statements will also be available at the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Appointment of Auditors

At the meeting, the Shareholders will be asked to vote on the re-appointment of Ernst & Young LLP ("EY"), Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.  The term of the auditor shall end at the close of the next annual meeting of the shareholders. EY was first appointed auditor of the Company on May 19, 2016.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint EY as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.

Audit Fees
For the fiscal years ended December 31, 2018 and 2017 the Corporation paid Auditors fees as follows:

(in United States dollars)	2018	2017
Audit fees	$1,014,300	$1,052,600
Tax fees	6,000	6,200
Audit-related fees	—	—

Audit fees for 2018 and 2017 include fees related to the audit of our year-end financial statements, the audit of our internal control over financial reporting, review of our interim financial statements, statutory audits, consents and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2018 and 2017 were for tax compliance matters.

3.	Election of Directors

The restated articles of incorporation of the Corporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.
Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

Majority Voting Policy
The Board has adopted a majority voting policy pursuant to which, in an uncontested election of directors, each director nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares “withheld” from voting must tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Governance and Nominating Committee will consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will take formal action on the Governance and Nominating Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting and will announce its decision by press release. If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision. The director will not participate in the Governance and Nominating Committee or Board deliberations on the resignation.

Advance Notice Provisions
The Corporation’s By-Law No. 1 provides for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA.  The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual or annual and special meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made.  The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice in order for it to be valid.  The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process.  A copy of the Corporation’s By-Law No. 1 is available on SEDAR at www.sedar.com.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the nominees listed in the table below under the heading "Director Nominees".  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the

Governance and Nominating Committee.  The persons nominated and named below are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Director Nominees
The following pages set out detailed information on director nominees including:
•place of residence;
•year first elected or appointed as a director;
•age, principal occupation at present and within the preceding five years and whether independent;
•other principal directorships;
•committee memberships and meeting attendance in 2018;

•	achievement indicator of minimum share ownership guidelines (as per the method of calculation set forth on page 45 under the section entitled "Minimum Share Ownership Guidelines"); and

•	securities held including the number of Common Shares beneficially owned by each director nominee or over which each exercises control or direction, directly or indirectly.

◦
the Common Shares and Restricted Share Units ("RSUs") values at December 31, 2018 were calculated using the closing share price of the Common Shares on the TSX of Cdn$18.33 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7331 for Canadian resident director nominees and on the NASDAQ of US$13.43 for non-Canadian resident director nominees.

◦
the Common Shares and RSUs values at December 31, 2017 were calculated using the closing share price of the Common Shares on the TSX of Cdn$25.70 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7954 for Canadian resident director nominees and on the NASDAQ of US$20.45 for non-Canadian resident director nominees.

GREGORY D. AASEN
West Vancouver, British Columbia, Canada
Independent Director since: 1997
Age: 63

Mr. Aasen is a Corporate Director. Prior to his retirement in June 2007, Mr. Aasen was the chief strategy officer at PMC-Sierra, a company which Mr. Aasen was instrumental in founding in 1992. At PMC-Sierra, Mr. Aasen also served as vice president and general manager of the Communications Products division, chief operating officer, and chief technology officer. With extensive experience in the semiconductor industry, Mr. Aasen began his career at Mitel. In 1986, he joined MPR Teltech and later established the Pacific Microelectronic Centre (PMC) which provided the genesis for PMC-Sierra which was spun out of MPR Teltech in 1992. Mr. Aasen received a bachelor’s degree in Electrical Engineering from the University of British Columbia in 1979.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			8/9	89%	None
Human Resources Committee			10/10	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	27,646	8,920	36,566	$491,364	10,904	Meets
2017	20,477	15,737	36,214	$740,279	14,686
Change	7,169	(6,817)	352	$(248,915)	(3,782)

ROBIN A. ABRAMS
Los Altos, California, U.S.A.
Independent Director since: 2010
Age: 67

Ms. Abrams is a Corporate Director. Prior to her retirement, Ms. Abrams gained extensive experience in governance and management of large, publicly traded entities including as the CEO of Zilog, Palm Computing, Inc. and VeriFone. Ms. Abrams has held internationally focused executive positions at Apple and Unisys and has held CEO positions at the following start-up companies: Firefly Mobile, a mobile products company for the youth market and BlueKite, a leading provider of bandwidth optimization software for wireless operators. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of several companies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			9/9	100%
HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ (Nominating and Governance Committee)
FactSet Research Systems Inc. - NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee			7/7	100%
Governance and Nominating Committee			4/4	100%

Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	25,128	6,256	31,384	$421,487	10,904	Meets
2017	14,709	9,522	24,231	$495,524	17,627
Change	10,419	(3,266)	7,153	$(74,037)	(6,723)

PAUL G. CATAFORD
Calgary, Alberta, Canada
Independent Director since: 1998
Age: 55

Mr. Cataford currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010. Previously, he was the President and Chief Executive Officer of University Technologies Inc. (2004 to 2009) and prior to that was Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. (Private Equity); and Managing Director and President of BCE Capital Inc. (Venture Capital). In addition, Mr. Cataford has served on public and private boards for over 20 years. Mr. Cataford has extensive knowledge and experience in: technology investing; building and scaling technology companies; corporate governance; public/private finance; and financial reporting. Mr. Cataford completed a Mechanical Engineering Degree at Queen's University (1987) and a Masters of Business Administration specializing in finance and international business, at the Schulich School of Business (York University - 1991). Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) after attending the ICD-Rotman Directors Education Program (University of Toronto - 2002).

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			9/9	100%	None
Audit Committee			7/7	100%
Human Resources Committee			10/10	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	12,528	8,352	20,880	$280,580	6,075	Meets
2017	8,330	11,141	19,471	$398,022	8,782
Change	4,198	(2,789)	1,409	$(117,442)	(2,707)

JOY CHIK
Medina, Washington, U.S.A.
Independent Director since: 2018
Age: 43

Ms. Chik currently serves as the Corporate Vice President for the Identity Division in Microsoft Corporation's Cloud + AI group, where her teams are responsible for Active Directory, Azure Active Directory, Microsoft Account (MSA), Microsoft Graph, Identity and Access Management Security suites which are delivered to customers as cloud services or on-premises products, an office she has held since October 2016. Since joining Microsoft in 1998 as a software engineer contributing to Terminal Services in Windows 2000, she has held various senior engineering roles. She graduated summa cum laude with a Bachelor of Science degree in Computer Science from Rensselaer Polytechnic Institute. She is a member of the Board of Trustees for the Anita Borg Institute, where she is co-chair for the Strategy and Programs Committee, as well as a sitting member on their Compensation Committee. She is also active in charities focused on encouraging women and girls to pursue careers in technology. Ms. Chik joined the Board in October 2018 and was appointed to the Human Resources Committee in November 2018. Her meeting attendance below is reflective of the meetings held after her appointment.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			1/1	100%	None
Human Resources Committee			1/2	50%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	—	6,648	6,648	$89,283	—	Meets (1)
2017	—	—	—	—	—
Change	—	6,648	6,648	$89,283	—

(1) As per the guidelines, Ms. Chik has four years from her appointment to acquire the minimum share ownership set out in the guidelines.

RUSSELL N. JONES
Ottawa, Ontario, Canada
Independent Director since: 2018
Age: 60

Mr. Jones is a Corporate Director. He is a retired executive with extensive experience in the technology industry and demonstrated experience in financial oversight and reporting. Prior to his retirement, Mr. Jones was CFO of Shopify Inc. He joined Shopify in early 2011 and took the company public in May 2015. Mr. Jones has also held senior executive roles at a number of companies including Mitel Corporation, Newbridge Networks, Watchfire, Quake Technologies. He also co-founded a CFO advisory firm focused on earlier stage technology companies. Mr. Jones is a director of CPA Ontario and sits on both its Human Resources and Finance and Audit Committees. He is a CPA, CA and holds a Bachelor of Commerce (Honours) from Carleton University and an ICD.D certification from the Institute of Corporate Directors. Mr. Jones joined the Board in September 2018 and was appointed to the Audit Committee and the Governance and Nominating Committee in November 2018. His meeting attendance below is reflective of the meetings held after his appointment.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			2/2	100%	None
Audit Committee			2/2	100%
Governance and Nominating Committee			1/1	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	—	6,648	6,648	$89,334	—	Meets (1)
2017	—	—	—	$—	—
Change	—	6,648	6,648	$89,334	—

(1) As per the guidelines, Mr. Jones has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

THOMAS SIEBER
Zurich, Switzerland
Independent Director since: 2014
Age: 57

Mr. Sieber is a Corporate Director and also currently serves as the Chairman of the Board of the Swiss utility company Axpo Holding AG, a position he has held since March 2016. Mr. Sieber has extensive experience as a technology industry executive with demonstrated expertise in building pan-European enterprise sales channels.  Mr. Sieber was the CEO of Salt Mobile SA (formerly Orange Switzerland) from 2009 to 2012, where he led a successful turnaround of the business and drove the sale process of the company to a new owner.  He then served as Chairman until the end of 2015. Before joining Orange, Mr. Sieber was Executive Vice President of Sales for Fujitsu Siemens Computers. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Business Administration at the University of St.Gallen (HSG) in Switzerland, graduating in 1987.  Mr. Sieber also currently serves on the board of directors of the private Swiss software company Garaio AG and the publicly listed Indian IT services company, HCL Technologies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			9/9	100%	HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”)
Audit Committee			7/7	100%
Governance and Nominating Committee			4/4	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	41,083	6,256	47,339	$635,763	10,904	Meets
2017	32,238	9,522	41,760	$853,992	10,904
Change	8,845	(3,266)	5,579	$(218,229)	—

KENT P. THEXTON
Toronto, Ontario, Canada
Director since: 2005
Age: 56

Mr. Thexton has been President and Chief Executive Officer of Sierra Wireless since November 2018 and has overall Management responsibility for the Corporation. Prior to assuming the permanent role, he had been serving as interim President and Chief Executive Officer since May 31, 2018 and the non-executive Chair of the Board of Sierra Wireless since February 2016.  From May 2016 until October 2018, he was a Managing Partner of ScaleUP Ventures Inc., a venture capital fund that targets early stage investments in high growth technology companies in large, growing markets that have begun to show traction. From January 2014 to April 2016, Mr. Thexton was Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan. During his career, Mr. Thexton has spent almost 25 years in both founder and operational management positions at growth companies globally including serving as Chief Data and Marketing Officer and board member at European telecom firm O2 Group plc, which sold to Telefonica S.A. in 2005 for $35 billion. Mr. Thexton has been an active and successful angel investor for a number of years and also founded venture-backed i-wireless, which grew to become a leading US MVNO with over one million subscribers. Mr. Thexton's involvement in the Governance and Nominating Committee ended prior to his assumption of his executive position.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			9/9	100%	None
Governance and Nominating Committee			3/3	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2018	76,342	175,124	251,466	$3,379,130	8,478	Meets (1)
2017	17,405	11,709	29,114	$595,142	9,691
Change	58,937	163,415	222,352	$2,783,988	(1,213)

(1) As per the guidelines, Mr. Thexton has five years from his appointment as President & CEO to acquire the minimum share ownership set out in the guidelines.

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Further Information on Proposed Nominees
For further information relating to the proposed nominees, refer to the section entitled "Directors and Executive Officers" in our Annual Information Form ("AIF") dated March 8, 2019. The information included in this Information Circular is current as of the date of this Information Circular. The AIF is available on our website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at www.sedar.com.

Director Attendance and Meetings Held During the Year Ended December 31, 2018
Board members are expected to attend all board meetings and meetings of the committees on which they serve. The following table sets out the attendance, in person and by telephone, of the Board members currently standing for election, at Board meetings and Board standing committee meetings held during the year ended December 31, 2018. In 2018, five Board meetings were held in person and four meetings were held by telephone conference.

Board and committee meetings held during the year ended December 31, 2018	Board Meetings Attended	Committee Meetings Attended	Percentage of Meetings Attended
Gregory D. Aasen	8 of 9	10 of 10	95%
Robin A. Abrams	9 of 9	11 of 11	100%
Paul G. Cataford	9 of 9	17 of 17	100%
Joy Chik	1 of 1	1 of 2(1)	67%
Russell N. Jones	2 of 2	2 of 2 (2)	100%
Thomas Sieber	9 of 9	11 of 11	100%
Kent P. Thexton	9 of 9	3 of 3 (3)	100%
(1) Ms. Chik joined the Board in October 2018 and was appointed to the Human Resources Committee in November 2018. Her meeting attendance is reflective of the meetings held after her appointment.
(2) Mr. Jones joined the Board in September 2018 and was appointed to the Audit Committee and the Governance and Nominating Committee in November 2018. His meeting attendance is reflective of the meetings held after his appointment.

(3)
Mr. Thexton ceased to serve on any Board committee when he assumed the permanent role of President and Chief Executive Officer on November 1, 2018 . Following such date, he would only attend a committee meeting in such capacity at the invitation of the respective committee chair.

Committee Memberships and Independence Status of Director Board Nominees
The following table sets out the Board committee memberships and independence status of each director board nominee as of the date of this Information Circular.

Board Committee Composition
Directors	Independent	Audit	Governance and Nominating	Human Resources
Gregory D. Aasen	✓	—	—	Chair
Robin A. Abrams	✓	✓	✓	—
Paul G. Cataford	✓	Chair	—	✓
Joy Chik	✓	—	—	✓
Russell N. Jones	✓	✓	✓	—
Thomas Sieber	✓	✓	Chair	—
Kent P. Thexton	✗	—	—	—

The Board determined that each director nominee is independent, except Kent Thexton who is the President and Chief Executive Officer of the Corporation. All members of the Board committees are independent. For detailed information about how the Board determines director independence, see the section entitled Independence on page 21.

Director Attendance at the 2018 Annual Meeting of Shareholders
The Corporation encourages each member of the Board to attend its annual meeting of shareholders. At our last meeting held May 17, 2018, all of the director nominees serving on the Board as of that date attended the meeting.

2018 AGM Voting Results for Directors
The 2018 voting results for directors standing for re-election at the Meeting were announced by the Corporation by press release on May 17, 2018 and are set out below. Ms. Chik and Mr. Jones were appointed by the Board as directors subsequent to the 2018 AGM.

Directors	Votes For	% of Votes	Votes Withheld	% of Votes
Gregory D. Aasen	10,237,559	91.25%	981,647	8.75%
Robin A. Abrams	10,945,852	97.56%	273,354	2.44%
Paul G. Cataford	10,346,142	92.22%	873,064	7.78%
Thomas Sieber	11,056,606	98.55%	162,600	1.45%
Kent P. Thexton	10,500,057	93.59%	719,149	6.41%

5.	Advisory Vote on Executive Compensation ("Say on Pay")
The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular on page 34.
The Board has determined that holding advisory votes on executive compensation (commonly referred to as "Say on Pay") is a governance best practice. This is our third year of providing the opportunity for shareholders to engage on this topic. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the 2019 Annual General Meeting of shareholders of the Corporation.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
The Board unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on executive compensation.

6.	Other Matters
The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CORPORATE GOVERNANCE DISCLOSURE

Key Elements of Corporate Governance at Sierra Wireless

Key Elements	Highlights	Page
Code of Business Conduct and supporting policies	The Board promotes a strong culture of integrity and ethical behavior for directors, management and employees, and we require all directors to certify compliance with our Code of Business Conduct each year	24
Board independence	The majority (86%) of our directors are independent and all board committees comprise independent directors. Our Board Chair, Robin Abrams, is an independent director	21
Director attendance and engagement	All members of the Board are fully engaged in their duties as directors which is demonstrated by the director attendance at Board and committee meetings in 2018	16
Board tenure	We use the annual board assessment to inform the GNC's decision to propose director nominees and we have a mandatory board retirement policy requiring directors to retire in the year that they reach age 70	31
Majority Voting Policy	Director nominees not receiving majority approval from shareholders of their nomination must tender their resignations	6
Annual Board and director assessment process	We have a formal annual process for assessment of the Board, its committees and individual directors	27
Director Compensation	Our Board compensation is designed to enable recruitment of experienced and talented directors whose interests are aligned with those of our shareholders. Directors receive annual equity awards consisting of 100% restricted share units and do not receive stock options as of April 1, 2017	57
Director equity ownership	Directors are expected to hold a minimum number of common shares that is no less than an amount equal to 4 times the annual board retainer	46
Board orientation and continuing education	We provide new directors with an intensive orientation to the Company and directors undertake annual development activities sponsored by the Company and other providers of professional development	24
Say-on-pay	We hold an annual advisory vote on executive compensation	18
Board Skills Matrix	The Governance and Nominating Committee maintains a Board skills matrix which is updated annually	28
Board diversity	The Board has a diverse mix of skills, background and experience and has adopted a Diversity Policy including, but not limited to, diversity characteristics such as gender, age, ethnicity, and geography	32
In camera meetings	At every regularly scheduled Board and committee meeting, independent directors meet without management present to provide a forum for open and frank discussion	21

Statement of Corporate Governance Practices
We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:
(a) separating the role of the President and Chief Executive Officer from that of the Chair of the Board;
(b)  conducting in-camera sessions at each meeting of the Board and each Board committee meeting, where Board and committee members meet separately without management present;
(c)  having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and
(d)  conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.
At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.
This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board committees.  A copy of the mandates of the Board and the three standing committees of the Board can be found at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
The Corporation is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market.  In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that corporations like ours should adopt. The Corporation also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. Pursuant to an exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.
Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors
The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct.
The Board presently consists of seven directors.  Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. In 2018, the Governance and Nominating Committee determined that two new directors (Ms. Chik and Mr. Jones) should be added to the Board in order to add key strategic skills to the Board composition (refer to the table entitled "Summary of Independent Director Qualifications and Experience" on page 28 of this Information Circular). As well in October 2018, Mr. Levine, former Chairman of the Board, retired as a director of the Corporation. Current information about each of the seven nominee directors can be found on pages 8 to 14 of this Information Circular.

Independence
Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with the Corporation. The Board has determined that, of our seven current directors, six directors, or 86%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Kent P. Thexton is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair
We believe that the separation of the position of President and Chief Executive Officer from that of the Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Robin A. Abrams. Ms. Abrams was appointed Chair of the Board on November 1, 2018, replacing Kent P. Thexton, who was the Chair of the Board from 2016 to 2018 prior to accepting the position of President and Chief Executive Officer of the Corporation. During the five month period in 2018 when the Board was searching for a new CEO and Mr. Thexton was acting as interim President and CEO, Mr. Aasen, a director of the Corporation since 1997, was named as Lead Independent Director for the Corporation. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•	providing leadership to enhance Board effectiveness;

•	managing the activities of the Board and ensuring coordination among committees of the Board;

•	ensuring that the respective roles of the Board and management are well delineated;

•	acting as a liaison between the Board and management;

•	ensuring that the Board has the information it needs to be effective;

•	ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation;

•	representing the Corporation on particular matters identified by the Board or management with stakeholders; and

•	leading by example and setting a high standard of integrity.
Refer to the tables under “Business of the Meeting — Election of Directors - Director Nominees” for information related to director attendance at meetings of the Board and the three standing committees.

In Camera Sessions
It is the practice of the Board for the independent directors to meet without management at each Board and committee meeting.  In 2018, there was an in camera session as part of every regularly scheduled Board meeting as well as every standing committee meeting. During these sessions, the independent directors discuss, among other things, business execution and implementation by management.  The Chair of the Board communicates with management regarding the discussions of the independent directors where appropriate.

Interlocking Directorships

The following directors of the Corporation currently serve together on interlocking Boards:
Robin A. Abrams and Thomas Sieber serve together on the Board of HCL Technologies.

Role of the Board
Board Mandate
The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is posted on our website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/ and on SEDAR at www.sedar.com.
The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.
Strategic Planning
Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2018, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.
Risk Management
The Board is responsible for overseeing risk and the risk management process including:

•	ensuring that our principal risks are identified and that an appropriate process is in place for risk assessment and risk management;

•	monitoring our risk management process; and

•	seeking assurance that our internal control and management information systems are effective.
The Board has delegated specific risk management responsibilities to the Audit Committee.  The Director, Risk and Internal Audit reports directly to the Chair of the Audit Committee.  During 2018, the Audit Committee received regular reports from the Director, Risk and Internal Audit at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance. In addition, during 2018, the Audit Committee held three meetings during which extensive portions of the agenda were devoted to risk management and related topics. The Audit Committee provides updates on risk management to the full Board as warranted and, in any case, no less frequently than annually.
We use an enterprise risk management framework to effectively identify, prioritize, mitigate and monitor significant risks facing the Corporation, and to provide comprehensive reporting to the Audit Committee and the Board.
Our enterprise risk management process includes setting policy and strategy for integrating risk management culture, capabilities and practices throughout the organization with the purpose of managing risk and of identifying and validating risks and mitigation activities.
Internal Controls
The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2018, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2018.
During 2018, the Director, Risk and Internal Audit provided reports, on two occasions, to the Audit Committee on management’s internal control compliance activities.

Management Succession Planning
  The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO. During 2018, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the succession plans for the Corporation’s senior executives.  The assessment included an analysis of potential CEO successors identified within the organization.  The assessment also included a review of developmental plans where training or experience will be sought for identified succession candidates to enable their successful advancement. More broadly, developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we recognize the need for a strong bench of internal candidates for every key leadership position. As such, development plans are put in place for high potential and succession candidates.

Position Descriptions
The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:
•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee; and
•Position Description — Chair, Human Resources Committee.
Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.
The full text of the position descriptions for the Chair of the Board and for the chair of each of the three standing committees are posted on our website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Chief Executive Officer
The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision. In 2018, following the retirement of Jason Cohenour as President and CEO of the Corporation, the Board delegated the search for a new President and CEO to a special committee created for such purpose. This Search Committee was comprised of three independent directors, Ms. Abrams and Messrs. Aasen and Sieber, who reviewed candidates selected by an independent search firm and made recommendations to the Board. Ultimately, the Board chose to appoint Mr. Thexton to the position from a final list of top candidates.
The Board has developed and approved a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•	developing, implementing and assessing the effectiveness of corporate strategy and business plans;

•	providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans;

•	representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others;

•	recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors;

•	establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business; and

•	promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education
The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs for new members of the Board. In this regard, the Governance and Nominating Committee ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.
The Governance and Nominating Committee is also responsible for arranging continuing education for directors to ensure that the directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  In 2018, management made regular business update presentations to the Board. In addition to the ongoing reporting on the business, these presentations included information on industry and market developments, competitive positioning and product & service developments. Strategy sessions were also conducted and information provided at these meetings included broad market & industry overviews, market positioning, ecosystem trends, technology landscape and longer term product & service strategy. In addition, directors hold meetings from time to time in locations where the Corporation has operations and as part of these meetings, the directors are able to review the Corporation's activities first-hand. In addition to these scheduled events, the directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Once or twice per year, the Board organizes director education sessions dedicated to current topics of relevance to the Corporation's business. In 2018, all of the directors attended a session on "Blockchain Technology and its Impact on our Business". Directors are also encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense. In 2018, the directors each invested several days, on average, attending courses and seminars covering the following topics:
•Cyber Security, Risk Management and Strategy
•Board Governance Practices, Women on Boards and Board Transitions
•Geo-Political Risks and Global Economic Forecast
•CEO/Board Relationship and Executive Compensation
•Capital Allocation and Shareholder Activism

Ethical Business Conduct
A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations, including anti-bribery and corruption laws and regulations.
Code of Business Conduct
The Board has a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including the Corporation's:
•Procedures for Reporting Concerns to the Audit Committee;
•Insider Trading Policy;
•Disclosure Policy;
•Privacy Policy;

•Information Security Policy;
•Anti-Bribery and Corruption Policy;
•Anti-Hedging Policy for Directors and Officers;
•Harassment and Discrimination Prevention Policy; and
•Confidentiality and Conflict of Interest Agreements executed by each employee.
Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement and Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.
The Code includes our expectations of conduct in the following areas:
•complying with the law and conducting business with integrity;
•avoiding conflicts of interest;
•use of corporate property including electronic devices;
•confidentiality; and
•accuracy of records and report.
The full text of the Code is filed on SEDAR at www.sedar.com and is posted on our website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Code Compliance and Monitoring
The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in May 2017.  The Board has delegated oversight of compliance with the Code to the Audit Committee.
In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.
The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
For the financial year ended December 31, 2018, no waivers from the Code were requested by any director or executive officer.

Anti-Bribery and Corruption Policy
Our Anti-Bribery and Corruption Policy sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Anti-Bribery Act and any local anti-bribery or anti-corruption laws that may be applicable. This Policy supplements the Code of Business Conduct and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of this policy in 2016, the key attributes had been incorporated directly into the Code.
Anti-Hedging Policy for Directors and Officers
Our Anti-Hedging Policy for Directors and Officers prohibits directors and officers from engaging in any kind of transaction, or purchase of any kind of financial instrument, that is designed or would have the effect of hedging the value of equity or other securities granted to, or held by such person or that could reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to any equity or other securities of the Company, including without limitation outstanding stock options, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Corporation.
Disclosure Policy
We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•	ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•
evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis; and

•	reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.
Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one meetings.
Executive Compensation Clawback Policy
In April 2017, the Board approved the Corporation's Executive Compensation Clawback Policy which allows the Corporation to recover performance-based compensation from the Corporation's executives, including all vice-presidents, senior vice-presidents and C-level executives, in the event of a restatement of the Corporation's previous financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that if any performance-based compensation paid, whether cash or equity based, would have been a lower amount had it been calculated based on such restated results, then the policy allows the corporation to recover the difference.

Compensation
In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee regularly consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.

Refer to the section entitled “Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2018.

Committees of the Board
The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:
•the Governance and Nominating Committee;
•the Human Resources Committee; and
•the Audit Committee.
Governance and Nominating Committee
The Governance and Nominating Committee (the "GNC") is comprised of three independent directors: Mr. Sieber (Chair of the Committee), Ms. Abrams and Mr. Jones. Mr. Sieber took over as Chair of the Committee upon the appointment of Ms. Abrams as Chair of the Board on November 1, 2018.
Working with the Chair of the Board, the GNC annually completes an assessment of Board, Board Committee, Chair of the Board and individual Board Member effectiveness employing questionnaires to which individual Board members respond (collectively the "Effectiveness Survey"). The Effectiveness Survey is compiled and scored by the GNC. The Effectiveness Survey consists of 3 parts:

•	Board and Board committee effectiveness

◦	Each director scores each board committee and the entire Board across a number of parameters, scores are aggregated and benchmarked for analysis by the GNC.

◦	Each director responds to a questionnaire and responses are aggregated for analysis by the GNC.

◦	The Chair of the Board interviews each of the directors and prepares a report for the GNC.

•	Chair of the Board effectiveness

◦	Each director scores the Chair of the Board across a number of parameters and the results are provided to the GNC Chair and the Human Resources Committee Chair for analysis and further action.

•	Individual director effectiveness

◦	The Chair of the Board interviews each director.
The results of the Effectiveness Survey are reviewed individually with the Board Chair, each Board committee chair and the Board as a whole, and corrective actions are taken as necessary. After completing the 2018 Effectiveness Survey, and in light of the addition of two new Board members, the GNC and the Board believe that the composition of the Board, as well as the mix of talents, depth of experience and skills represented by Board members are well suited to the Corporation's current circumstances and its needs for sound governance, effective decision-making and efficient operation of its Board.
On a periodic basis, the GNC reviews the credentials, background, experience and skills of the Board and compares this with the needs of the Company after reviewing: Company strategy, regulatory requirements, Board tenure and committee rotation. Should the GNC determine the Corporation requires changes to the Board membership, a recommendation is made to the Board and the GNC begins a recruiting process.  In 2017, the GNC determined that it would be prudent for the Company to be proactive in identifying potential candidates as future director nominees in light of changing technology, governance requirements and future Board changes. As a result, in early 2018 a recommendation was made to the Board to begin a recruiting process. Through the course of 2018, two new members were appointed to the Board (Ms. Chik and Mr. Jones), while a long-standing Board member and former Board chair, Charles Levine, retired from the Board.

The process to nominate a new Director begins with the GNC creating a candidate specification which, once approved by the Board, forms the basis for the recruiting strategy - either the selection of a recruiting firm or a Company staffed search. The next step is the creation of a "long-list" of candidates which takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience, the ability to make the appropriate time commitment, background, race, age and gender. The Board seeks candidates to fill gaps in skills which are identified as a result of a Board skills matrix which is reviewed and updated annually by the GNC in consultation with all members of the Board. With the addition of two new directors and the retirement of a long-standing director in 2018, the Board was able to close key strategic skill gaps such as SAAS, Security, Cloud Computing and Big Data, while substantially reducing Board tenure. The matrix below shows the Board's mix of skills based on information provided by individual directors.

Summary of Independent Director Qualifications and Experience	Aasen	Abrams	Cataford	Chik	Jones	Sieber
Industry-related skills
Wireless Communications Industry Experience	✓	✓	✓			✓
International Business Experience - Asia	✓	✓			✓
International Business Experience - Europe	✓				✓	✓
Network Operator Experience						✓
Customer Segments:
Automotive
Mobility		✓		✓		✓
Enterprise		✓		✓	✓	✓
Industrial

Subscriber Identification Module (SIM)
IoT				✓
SAAS					✓
Cloud Computing				✓	✓
Security				✓
Big Data					✓
Semi-conductor	✓	✓			✓
General Business Skills
Human Resource Management and Compensation	✓				✓
Product Development & Marketing	✓	✓		✓	✓	✓
Sales & Distribution	✓	✓	✓		✓	✓
Supply Chain & Manufacturing	✓				✓	✓
Investor Relations					✓	✓
Public Company Experience	✓	✓	✓	✓	✓	✓
Board and Committee Governance	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions/ Organizational change	✓	✓	✓	✓	✓	✓
Strategy Development	✓	✓	✓	✓	✓	✓
Executive level responsibility for Company Growth	✓	✓		✓	✓	✓

During 2018, the GNC met four times and, among other things, completed the following activities:

•	recruited Mr. Russell N. Jones and Ms. Joy Chik as independent directors of the Board;

•	reviewed the mandate of the GNC and modified the work plan;

•	reviewed the position descriptions of the Chair of the Board and Board committee Chairs;

•	completed the Effectiveness Survey process as described above;

•	prepared an updated Board skills matrix to identify gaps in director skillsets which may be addressed in the planned Board recruitment process;

•
reviewed the Corporation’s Code of Business Conduct and other significant corporate policies including the Disclosure Policy, the Insider Trading Policy and the Board & Senior Management Diversity Policy;

•	reviewed management's determination of the Corporation's Foreign Private Issuer status; and

•	met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance.
The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Human Resources Committee
The Human Resources Committee ("HRC") is comprised of three independent directors: Messrs. Aasen and Cataford and Ms. Chik.
The HRC is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except for the CEO, whose compensation is approved by the Board.  The HRC is also responsible for certain aspects of the compensation programs for non-executive employees such as stock-based compensation.  The HRC also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place succession plans to maintain a strong management talent pipeline for the future.
The Mandate of the HRC prohibits a director from serving as a member of the Committee if that director has been, in the past three years or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the HRC requires that a non-management executive session be held at each regularly scheduled meeting.
Current members of the HRC are well versed in contemporary executive compensation programs and issues.  All three members have experience in executive compensation matters, including involvement in compensation matters of other public companies.  This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.
During 2018, the Committee met 10 times and, among other things, completed the following activities:

•	managed a CEO transition and supported the search Committee in recruiting a new CEO

•	reviewed the CEO’s position description and senior executive organization structure;

•	reviewed the development plans of senior management;

•	review progress against senior management diversity objectives;

•	managed the 360 degree assessment process for the CEO;

•	provided oversight of the process to review executive and board compensation;

•	analyzed the results of the compensation studies and determined remuneration for directors and executives;

•	reviewed and recommended for approval to the Board the CEO's compensation;

•	determined the quarterly and annual incentive plan targets and objectives for executives;

•	reviewed and approved quarterly and annual achievement of incentive plan targets;

•	developed and recommended for approval to the Board a new performance-based share unit ("PSU") plan; and

•	determined stock based compensation grants and oversaw the administration of the stock-based compensation program.
The specific responsibilities, powers and operation of the HRC are set out in its mandate, a copy of which can be found on the Corporation’s website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Audit Committee
The Audit Committee is comprised of four independent directors: Ms. Abrams and Messrs. Cataford, Jones and Sieber, all of whom are independent directors as defined in NI 52-110. The Board of Directors has determined that Ms. Abrams; Mr. Cataford; Mr. Jones and Mr. Sieber are all Audit Committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F. The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.
The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.
During 2018, the Committee met seven times and, among other things, completed the following activities:

•	reviewed the Committee’s mandate to ensure that the mandate reflects leading practices for Audit Committees and to ensure that meeting agendas covered all relevant topics;

•	assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•	completed quarterly private meetings with the external auditors without management being present;

•	reviewed the performance, independence, internal controls, partner rotation and fees of the external auditors;

•	on a quarterly basis approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•	engaged with management and the external auditors with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation including:

◦	inventory reserves and purchase commitments;

◦	warranty reserves;

◦	carrying value of goodwill and intangibles;

◦	purchase price adjustments recorded related to the acquisitions of the GNSS business of GlobalTop Technology Inc. and Numerex Corp.;

◦	contingent royalty reserves;

◦	accounts receivable and allowance for doubtful accounts; and

◦	litigation provisions.

•	reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•	reviewed reports from the external auditors;

•	reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•	reviewed the activities and adequacy of the Corporation’s risk management program, delivering updates on identified risks and mitigation plans to the Board;

•	determined and approved remuneration of the Corporation’s external auditors;

•	completed private meetings with the Corporation’s senior risk management executive without management being present;

•	reviewed the Company’s anti-fraud programs and provided oversight for the Company’s ethics compliance activities including the Company’s “whistleblower” hotline; and

•	at least quarterly, provided the Board with an update on the Committee's activities.
Of the seven meetings held in 2018, three were "off-cycle" meetings which were held specifically to address relevant risk management, internal control and financial reporting topics. During these meetings, management presented reports and updates to the Audit Committee on the following topics:
•product security initiatives;
•information security initiatives and "cyber" risks;
•foreign exchange risk and hedging strategy;
•capital allocation;
•the impact of various regulatory changes;
•emerging business risks;
•the process for implementation of the new accounting rules for revenue contracts and leases; and

•	taxation changes including the impact on the Company of the U.S. Tax Reform Act of 2017.
Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s AIF under the heading “Audit Committee”.  The AIF is available on our website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at www.sedar.com.
Other Committees
The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities, such as review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand. In 2018, a Search Committee comprised of Ms. Abrams and Messrs. Aasen and Sieber was formed to evaluate candidates for the position of President & Chief Executive Officer of the Corporation and provide recommendations to the Board. Mr. Thexton was ultimately appointed to the position in November 2018.

Director Tenure
The Corporation does not impose arbitrary director term limits as a way to retire non-performing directors. The Board is concerned that such limits may serve to remove high performing directors as well as directors with unique and critical skill sets based solely on tenure. Instead the Board:

•	has implemented a policy of mandatory retirement at age 70 for all Board members;

•
has a rigorous process of annual Board peer evaluations that allow the Board (or in the case of the evaluation of the Chair of the Board, the Chairs of the GNC and HRC) to have a clear understanding of each director's contribution before recommending a list of nominees for shareholder approval;

•
ensures that, in choosing prospective directors, it is focused appropriately on skills and experience critical to the Board's responsibilities, including assessing and providing input on the Corporation's strategic and operating activities; and

•	has implemented from time-to-time a rotation of Committee membership, Chair of the Board appointment and Committee Chair appointments.
In addition, at every GNC meeting, the members discuss in camera the new skills which are needed to address the challenges facing the Corporation and whether the current Board composition is adequate. The GNC maintains, at all times and consistent with the Corporation's diversity objectives, a list of a limited pool of potential new candidates to draw upon in the event changes are required.

Diversity Policy
In early 2015 the Board approved and the Corporation implemented a Board Diversity Policy. In early 2019 revisions were made to the policy, including the establishment of more specific targets related to gender diversity and consolidating the Board and Executive Diversity policies into one comprehensive policy, the Board and Senior Management Diversity Policy ("the Diversity Policy"). A copy of our Diversity Policy can be found at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
In creating an effective Board, the Corporation identifies, nominates and retains high quality directors. The Board considers the level of representation of women on the Board as a way to increase overall Board effectiveness. The Board also considers other diversity considerations including: background, ethnicity and age. For new director searches, the Diversity Policy requires that the candidates include candidates from diverse backgrounds generally and multiple women candidates in particular.
The GNC reviews the Diversity Policy annually and assesses the effectiveness of the existing procedures for Board appointments in terms of achieving the Corporation’s overall goals for good governance, including objectives for Board diversity. The GNC monitors the progress of Board gender diversity targets. Under the Diversity Policy the HRC is charged with assessing the effectiveness of the procedures for executive appointments in terms of achieving the Corporation's goals for diversity.
As part of the recently revised Diversity Policy, the Corporation has adopted a target regarding the number of women on the Corporation’s Board, which number must equal at least 30% of the independent directors on the Board. During 2018, the Corporation added one additional female board member (Joy Chik). Currently, two members of the Board out of seven are women, which represents 33% of our independent directors proposed for election at the 2019 annual general meeting. Also in 2018, the Board appointed a woman, Robin Abrams, as its Board Chair.
In addition, the Corporation recognizes the value of increasing the level of diversity in executive officer and senior leadership positions and includes targets and objectives for improving diversity within its Senior Management team. As part of the recently revised Diversity Policy, the Corporation set itself a target to significantly increase the number of women within its Senior Management team to 20% of such team by 2022. The Corporation currently has no female executive officers (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations).
Among other things, the Diversity Policy requires that for each appointment (including Senior Management appointments), a target of 25% of the selected candidates will be women. Under the Diversity Policy, the Corporation is taking the following steps to increase the representation of women in executive roles:

•	Proactively identifying high potential women as part of executive management succession planning;

•	Implementing policies which address impediments to inclusion and gender diversity in the workplace and reviewing their availability and utilization;

•	Implementing development plans related to current opportunities for high potential women; and

•	Developing a mentoring program that matches high potential employees, including aspiring women, with executive mentors.

Corporate Social Responsibility
Sierra Wireless has been actively involved in building a responsible, sustainable business for many years, along with empowering other businesses to create sustainable practices using our products.  In 2015, we became a member of the Responsible Business Alliance (RBA, formerly EICC), and committed to conducting our operations in line with the RBA Code of Conduct, which sets out common standards for social, environmental and ethical issues aimed at achieving more equitable work environments and environmentally-friendly supply chains.
The sustainability principles to which we are committed, and are integrating into our business, have been presented in our second annual Corporate Social Responsibility progress report, published in March 2019, and available on our website at www.sierrawireless.com/company/corporate-social-responsibility/. In the report, we acknowledged our responsibility to work towards a better, more sustainable future from the manufacturing floor to the boardroom and demonstrated the ways in which we are honoring our commitment to integrate environmental sustainability and positive social impacts throughout our business. We are committed to working with vendors, partners and our team members to bring prominence to social responsibility in the IoT industry. We will continue to develop our goals as part of our recognition that our commitment to improving our corporate responsibility and refining our sustainability approach are essential components of our long-term growth.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)	the chief executive officer of the Corporation;

(b)	the chief financial officer of the Corporation;

(c)
the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2018 were:

1.	Kent P. Thexton, President and Chief Executive Officer;

2.	David G. McLennan, Chief Financial Officer, Chief Transformation Officer, and Corporate Secretary;

3.	Jason W. Cohenour, former President and Chief Executive Officer;

4.	Jason L. Krause, Chief Operating Officer

5.	A. Daniel Schieler, Senior Vice President and General Manager, Automotive; and

6.	Marc Overton, Chief Solutions Officer

Responsibility for Executive Compensation Programs
The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the annual base salary for the Corporation's NEOs as well as short-term and long-term incentive compensation programs (with the exception of the CEO's compensation which is reviewed and approved by the Board of Directors).
The Committee is comprised of three independent directors: Messrs. Aasen, Cataford and Ms. Chik. All three members of the Committee have compensation governance experience.
The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.
Compensation for the Chief Executive Officer ("CEO") is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.
Compensation levels for the other NEOs, and other members of the executive team, are recommended to the Human Resources Committee by the CEO.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of equity-based long term incentives, including restricted share unit and performance based share unit awards, and stock option awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.
Our performance based Share Units are relative to a benchmark index, and our performance based short-term cash incentives are based on a mixture of management objectives, as well as financial metrics, whose measurement is subject to the internal control framework of the Corporation.
The Human Resources Committee acknowledges its oversight role in the design of compensation programs and as such has given consideration to certain risks inherent in the design of the Corporation's compensation programs and, specifically, the compensation programs for the executive management of the Corporation.  One such risk is that incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•
the Human Resources Committee can use its discretion in unusual circumstances to modify performance-based compensation in the event that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•
the objectives upon which the short-term cash incentive performance-based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue and operating income targets) and longer term objectives (such as initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and IoT Services, build a scalable company - including systems, processes, quality and infrastructure and progress the strategic Ready to Connect program). There is frequent oversight of the program.  Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•	the earned amount of our performance based Share Units are calibrated to the relative performance of the Corporation's shares to that of a benchmark technology index (S&P SmallCap IT Index: PSCT);

•	the compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries; and

•	the compensation program contains maximum limits, beyond which, awards are capped.
The Corporation's CEO and CFO are subject to the clawback provisions contained in Section 304 of the Sarbanes Oxley Act. In addition, effective April 2017, the board of directors approved an Executive Compensation Clawback Policy that contemplates the recovery of excess performance-based compensation from current or former executives in the event of a restatement of financial statements, or a malfeasance event.
For 2019, the Board does not intend to modify the methodology used to establish the NEO compensation levels; however, it does intend to revise the measurement of performance of shorter term objectives to focus solely on profitability and earnings, as well as introducing additional criteria to specific performance based Share Unit awards to include achieving cost reduction targets and achieving recurring revenue targets.
The Company has adopted an Anti-Hedging Policy that prohibits NEOs or directors from purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives
Our executive compensation program is designed to compensate executives in ways that promote outstanding performance, as well as attract and retain talented executives on a global basis.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent and does so in a way that does not promote undue risk-taking.
It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs' total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2018, these performance goals were focused on our key business drivers, and relative share price performance to an index.
Our objectives regarding compensation are to:

•	attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•
motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the Board approved business plan.  In 2018, these goals included initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and IoT Services, build a scalable company - including systems, processes, quality and infrastructure, and progress the strategic Ready to Connect program; and

•
align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking
Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we target the 50th percentile of the blended peer group and published survey data by position, as a baseline when setting executive compensation.
The Human Resources Committee regularly performs a formal market review utilizing one or more independent compensation advisors. Since 2016, the Committee has engaged with Compensia to provide compensation benchmarking, assistance in setting executive compensation targets and general advisory services. In 2018, Compensia conducted an independent third party executive compensation review and provided analysis, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives. Compensia’s objectives were to:

•
Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•
Assess the competitiveness of the Corporation’s executive compensation, based on revenue, assets, market capitalization as compared to a peer group of publicly traded companies defined by the Human Resources Committee, and published survey data from companies with projected revenue levels similar to the Corporation; and

•	Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Compensia, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	MaxLinear
CalAmp	Mitel Networks Corp.
Calix	Netgear Inc.
Comtech Telecommunications	Orbcomm
Extreme Networks	QAD
GTT Communications	Silicon Laboratories
Harmonic	Telit Communications
Infinera	uBlox
Lattice Semiconductor	8x8

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless. Each member of the Peer Group has one or more similarities to the Corporation including:

•
Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies. Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•
Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development, SaaS and technology space, so we sought companies with operations in these businesses.

•	Size: we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.
Compensia obtained relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources. Based on a combination of the Peer Group analysis and survey sources, Compensia provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.
In late 2017 following receipt of Compensia's report, the Human Resources Committee determined that there had not been a material change in the nature of the business. Further, the Committee concluded that the executive composition mix largely remained appropriate and that a change in design was not appropriate. Based on these assessment, the Committee agreed not to provide for any increases in 2018 base salary or target short term incentives for the NEOs, but to review on an individual basis any individual or aggregate compensation level for executives where compensation did not meet the 50th percentile target or where responsibilities have changed significantly.
In addition to the specific executive compensation advisory services described above, Compensia also advised the Human Resources Committee with regards to market trends and benchmarking for the new CEO and COO terms of employment and compensation structure. Mr. Thexton and Mr. Krause's new compensation structure as CEO and COO respectively, implemented in November 2018, was developed in collaboration with Compensia based on the same methodology and peer group approach as detailed above.

For the fiscal years ended December 31, 2018 and 2017 the Corporation incurred the following fees payable to Compensia:

(in United States dollars)	2018	2017
Executive Compensation- Related fees	$51,074	$54,839
All Other fees	Nil	Nil

Elements of Executive Compensation
Our policy is to compensate our executives for performance using a mix of annual base salary, quarterly and annual cash incentives, equity-based long term incentives and other indirect compensation.
Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.
Annual Base Salary
Our independent compensation advisors obtain compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.
In 2018 the NEO's received a 0% base salary increase. The 0% base salary increase recommendation reflected management and the Committee's continued focus on fiscal discipline.
Mr. Krause received a base salary increase in November 2018 as a result of his new expanded role as Chief Operating Officer encompassing the consolidated Engineering, Product Line Management, Operations & Quality functions. Mr. Krause's base salary was increased to $308,000.
Mr. Thexton's base salary was set at $600,000 upon his appointment as President & CEO on November 1, 2018. Mr. Thexton's base salary and overall compensation package was proposed by the committee and approved by the Board following the review of peer group data and consultation with Compensia (independent compensation advisors).
Short Term Incentives
Short term incentives include quarterly and annual cash incentives which directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the Board approved business plan and strategy. For NEOs, 75% of the total short term incentive is based on quarterly performance and 25% is based on annual performance. In addition, from time to time, bonuses related to special projects are paid out.
Executive target percentage incentive levels in 2018 were set at the same levels as in 2017. The Human Resources Committee met at the end of each quarter to assess performance and to approve the quarterly executive short term incentives based on the achievement of assigned goals. Due to reasonable business performance relative to annual operating plan, short term incentive payouts approximated 70% of overall target in 2018.

Quarterly Incentives
For Messrs. Thexton, Cohenour, McLennan and, for the fourth quarter only, Mr. Krause (the “Corporate NEOs”), the quarterly short term incentive is based on the attainment of two financial metrics and one group of corporate objectives. Mr. Cohenour participated in the program until his retirement date and Mr. Thexton participated effective November 1, 2018 upon becoming the full-time CEO. The financial metrics received 80% weighting each quarter and the corporate objective achievement was 20% weighted.

•
The financial metrics are measured by comparing actual performance to the relevant Plan metric derived from the Corporation’s consolidated financial plan approved by the Board of Directors (the “Plan”) on January 17, 2018.

•
The first financial metric is the achievement of consolidated quarterly revenue, in accordance with US GAAP. The attainment of the revenue component is determined by actual consolidated revenue for the period divided by consolidated Plan revenue and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. The quarterly consolidated revenue targets set for 2018 represented solid growth over the actual results for the comparative quarters in 2017, and were as follows:

	Q1	Q2	Q3	Q4
Plan revenue target (in millions)	$192.4	$196.0	$198.2	$206.9

•
The second financial metric is the achievement of consolidated quarterly Non-GAAP earnings from operations (“EOP”).  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at www.sedar.com and on our website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/. The attainment of the EOP component is determined by actual consolidated EOP for the period divided by Plan EOP. If actual EOP is less than 75% of Plan, attainment is zero. Attainment for this component is capped at 200% of Plan. For 2018 the quarterly consolidated EOP targets were as follows:

	Q1	Q2	Q3	Q4
EOP target (in millions)	$6.6	$10.4	$13.7	$16.8

•	The quarterly corporate objectives metric measures the execution on key operational initiatives designed to:

•	Solidify the leadership position in OEM Solutions;

•	Grow Enterprise Solutions;

•	Grow IoT Services; and

•	Build a scalable company (systems, process, quality and infrastructure).

•	Progress the strategic Ready to Connect program

Each quarter the Human Resources Committee sets measurable objectives (“MBOs”) in each of the above five areas and then attainment of each objective is evaluated at the end of the quarter. Attainment for this component is capped at 100% of target.

At the end of each quarter, the actual quarterly cash incentive for the Corporate NEO's is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEOs target quarterly cash incentive.  For the Corporate NEOs, the calculation of the quarterly cash incentive percentage attainment is as follows:

Corporate NEO Quarterly Cash Incentive % Attainment		Revenue Component (1): Weighting: 40.0%		EOP Component (2): Weighting: 40.0%		MBO Component Weighting: 20.0%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on consolidated Revenue for the Corporation
(2) Based on consolidated Non-GAAP EOP for the Corporation

For the Corporate NEOs (Messrs. Thexton, Cohenour, McLennan and, for the fourth quarter only, Mr. Krause), the 2018 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
Consolidated Revenue	40.0%	94.0%	106.0%	104.0%	94.0%
Consolidated Non-GAAP EOP	40.0%	—%	100.6%	79.4%	—%
MBO	20.0%	86.5%	91.7%	91.3%	92.7%
Total weighted % attainment		54.9%	101.0%	91.6%	56.1%

The quarterly cash incentive for Mr. Schieler, who headed the OEM Solutions business unit ("OEM Solutions") is based on the attainment of two financial metrics related to OEM Solutions and one group of corporate objectives.

•
The first financial metric is the achievement of quarterly OEM Solutions business unit revenue, in accordance with US GAAP.  The attainment of the revenue component is determined by actual OEM Solutions revenue divided by OEM Solutions Plan revenue for the period and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. For Mr. Schieler, this metric had a 40% weight.

•
The second financial metric is the achievement of quarterly OEM Solutions Non-GAAP Contribution Margin (“OEM CM”).  The attainment of the OEM CM component is determined by the actual OEM CM for the period divided by the Plan OEM CM. If actual OEM CM is less than 60% of the Plan OEM CM, or actual consolidated EOP is less than or equal to 75%, attainment of this component is zero. Maximum attainment for this component is capped at the lesser of 200% of Plan or 110% of the consolidated EOP attainment. For Mr. Schieler, this metric had a 40% weight.

•
The MBO metric for Mr. Schieler contained the same MBO metrics as the Corporate Executives related to progressing the strategic Ready to Connect program and the specific OEM Business Unit related MBOS (Solidify the leadership position in OEM Solutions). Attainment is capped at 100%.  For Mr. Schieler, this metric had a 20% weight.

The calculation of the quarterly cash incentive percentage attainment for Mr. Schieler is as follows:

OEM BU NEOs Quarterly Cash Incentive % Attainment		OEM Solutions Revenue Component (1): Weighting: 40%		OEM CM Component (2): Weighting: 40%		MBO Component: Weighting: 20%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual OEM CM ÷ Plan OEM CM		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on OEM Solutions Revenue
(2) Based on OEM Solutions Non-GAAP Contribution Margin

For Mr. Schieler, the 2018 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
OEM Solutions Revenue	40.0%	92.0%	113.0%	108.0%	98.0%
OEM Solutions CM	40.0%	—%	110.6%	87.3%	—%
MBO	20.0%	75.0%	100.0%	90.0%	100.0%
Total weighted % attainment		51.8%	109.4%	96.1%	59.2%

Mr. Krause was measured for the first three quarters of the year using the Enterprise Solutions metrics described below. For the final quarter of the year, following his appointment as COO he was measured using the Corporate NEO measurements as described above.
The quarterly cash incentive for Mr. Krause, while leading the Enterprise Solutions business unit ("ESBU"), was based on the attainment of two financial metrics related to ESBU Solutions and one group of ESBU related objectives.

•
The first financial metric is the achievement of quarterly ESBU business unit revenue, in accordance with US GAAP.  The attainment of the revenue component is determined by actual ESBU revenue divided by ESBU Plan revenue for the period. Attainment is capped at 150% and is zero if actual revenue does not meet a threshold of 75% of Plan. For Mr. Krause, this metric had a 50% weight.

•
The second financial metric is the achievement of quarterly ESBU Non-GAAP Contribution Margin (“ESBU CM”).  The attainment of the ESBU CM component is determined by the actual ESBU CM for the period divided by the Plan ESBU CM. If actual ESBU CM is less than 60% of the Plan ESBU CM, or actual consolidated EOP is less than or equal to 75%, attainment of this component is zero. Maximum attainment for this component is capped at the lesser of 200% of Plan or 120% of the consolidated EOP attainment. For Mr. Krause, this metric had a 30% weight.

•
The MBO metric for Mr. Krause contained the same MBO metrics as the Corporate Executives related to growing the Enterprise Solutions business. Attainment is capped at 100%.  For Mr. Krause, this metric had a 20% weight.

The calculation of the quarterly cash incentive percentage attainment for Mr. Krause is as follows:

ESBU NEOs Quarterly Cash Incentive % Attainment		ESBU Revenue Component (1): Weighting: 40%		ESBU CM Component (2): Weighting: 40%		MBO Component: Weighting: 20%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual ESBU CM ÷ Plan ESBU CM		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on ESBU Solutions Revenue
(2) Based on ESBU Solutions Non-GAAP Contribution Margin

For Mr. Krause, the 2018 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
ESBU Solutions Revenue	50.0%	103.0%	100.2%	110.1%	N/A
ESBU CM	30.0%	—%	107.0%	95.3%	N/A
MBO	20.0%	66.7%	100.0%	75.0%	N/A
Total weighted % attainment		64.8%	102.2%	98.6%	N/A

The quarterly cash incentive for Mr. Overton, who leads the IoT Solutions business unit ("ISBU") was based on the attainment of two financial metrics related to ISBU, one key performance metric and one group of Corporate objectives.

•
The first financial metric is the achievement of quarterly ISBU business unit gross margin $'s, in accordance with US GAAP.  The attainment of the gross margin $ component is determined by actual ISBU gross margin $ achievement divided by ISBU Plan gross margin $ for the period. Attainment is capped at 150% and is zero if actual gross margin $ does not meet a threshold of 75% of Plan. For Mr. Overton, this metric had a 35% weight.

•
The second financial metric is the achievement of quarterly ISBU Non-GAAP Contribution Margin (“ISBU CM”).  The attainment of the ISBU CM component is determined by the actual ISBU CM for the period divided by the Plan ISBU CM. If actual ISBU CM is less than 60% of the Plan ISBU CM, or actual consolidated EOP is less than or equal to 75%, attainment of this component is zero. Maximum attainment for this component is capped at the lesser of 200% of Plan or 120% of the consolidated EOP attainment. For Mr. Overton, this metric had a 10% weight.

•
The key performance metric is the achievement of quarterly growth in Net New Recurring Revenue Units ("NNRU"). The attainment of the NNRU component is determined by the actual NNRU for the period divided by the Plan NNRU. If actual NNRU is less than 85% of plan attainment of this component is zero. Maximum attainment is capped at 125%. For Mr. Overton, this metric had a 35% weight.

•
The MBO metric for Mr. Overton contained the same MBO metrics as the Corporate Executives related to growing the IoT Solutions business and progressing the strategic Ready to Connect program. Attainment is capped at 100%.  For Mr. Overton, this metric had a 20% weight.

The calculation of the quarterly cash incentive percentage attainment for Mr. Krause is as follows:

ISBU NEOs Quarterly Cash Incentive % Attainment		ISBU Gross Margin $ Component (1): Weighting: 35%		ISBU CM Component(2): Weighting: 10%		NNRU Growth Weighting: 35%		MBO Component: Weighting: 20%

	=		+		+		+
		Actual Gross Margin $ ÷ Plan Gross Margin $		Actual ISBU CM ÷ Plan ISBU CM		Actual NNRU ÷ Plan NNRU		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on ISBU Solutions Revenue
(2) Based on ISBU Solutions Non-GAAP Contribution Margin

For Mr. Overton, the 2018 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
ISBU Gross Margin $	35.0%	84.8%	79.5%	75.4%	—%
ISBU CM	10.0%	—%	—%	—%	—%
NNRU Growth	35.0%	—%	125.0%	100.8%	101.0%
MBO	20.0%	100.0%	83.4%	87.5%	83.4%
Total weighted % attainment		49.7%	88.3%	79.2%	52.0%

Annual Incentives

For all the NEOs the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) actual consolidated annual revenue relative to consolidated Plan annual revenue of $793.4 million, multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan, and (ii) actual consolidated annual EOP relative to consolidated Plan annual EOP of $47.5 million. Attainment for this component is capped at 200% of Plan, and if actual EOP is less than 75% of Plan attainment is zero. The NEO annual cash incentive percentage attainment is calculated as follows:

NEO Annual Cash Incentive % Attainment		Revenue Component: Weighting: 50%		EOP Component: Weighting: 50%

	=		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP

The 2018 annual cash incentive percentage attainment for each component and the total weighted % attainment was as follows:

	Weight	Full Year
Consolidated Revenue	50.0%	100.0%
Consolidated Non-GAAP EOP	50.0%	—%
Total weighted % attainment		50.0%

For 2019, the annual incentive plan for NEOs will be focused solely on an Earnings per Share (EPS) metric.
Special Project Incentives
During 2018, the HRC determined that it was appropriate to pay a project bonus in Q4 to certain NEOs for the achievement of cost reduction and organizational initiatives designed to accelerate the corporate transformation to a Solutions & Services business. The project bonus was based on two factors, a cost savings design achievement vs. target (weighted at 75%) and timely implementation of a new organizational operating model (weighted at 25%). The HRC determined that management had achieved 98.7% of the target achievement. Accordingly, the following bonuses were awarded: Mr. Krause $39,480; Mr. McLennan $19,740, Mr. Schieler $9,870; and Mr. Overton $9,870.
Equity-Based Long-Term Incentives (“LTIs”)
Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI grants are based on position level and overall market competitiveness. In addition, from time-to-time LTIs are also granted to recognize performance on specific initiatives. Equity grants from prior years are not specifically taken into consideration when considering new grants.
The 2018 annual evergreen LTI grants, issued in February 2018 for Messrs. Cohenour, Krause, Schieler and Overton were set at the same target dollar value as the 2017 LTI grants. Mr. McLennan's annual grant value was raised to a target dollar value of $650k in 2018 (from $600k previously), to better align him to the peer group and market data.
In 2018, the Corporation removed stock options from the annual grant for NEOs and replaced them with performance based Share Units. No stock options were issued to NEOs in 2018, nor does the Corporation plan to issue stock options to NEOs for the foreseeable future.
Annual LTI grants are comprised of a mix of performance based Share Units ("PSUs") and Restricted Share Units ("RSUs") (a summary of the key terms of the RSU Plan under which both of these types of awards are issued can be found in Schedule A).  The mix of PSUs and RSUs is determined by the Human Resources Committee, taking into consideration, among other things, the number of Share Units available for granting, dilution impact, competitive factors and cash utilization.  Once the mix has been determined and based on the target dollar value of each individual LTI grant, the Corporation uses a trailing six month average share price to determine the number of PSUs and RSUs to grant.  Once the number of PSUs and RSUs are determined, the fair market value of the PSUs and RSUs are set at the market closing price on the day the PSUs and RSUs are granted.
The 2018 annual NEO LTI grants were issued 50% (50% in 2017) in the form of RSUs and 50% (0% in 2017) in the form of PSUs.  Annual executive LTI grants are done every year in February (or the first available window following the date of hire for new executives), after the public disclosure of our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended.
In January 2018 the Board of Directors approved a proposal to include a performance-based component to CEO and NEO compensation by adding performance based vesting criteria to certain grants of units under the RSU Plans ("PSUs"). The first grants under this new program were made to the CEO and members of the executive team in February 2018 under the Corporation's market-based RSU Plans, with 50% of the executive LTI grants issued in the form of PSUs and 50% in the form of RSUs. The Corporation does not intend to issue stock options to the CEO and Executive team for the foreseeable future.

The new PSU plan design encompasses a Total Shareholder Return (TSR) metric, which measures the Company's TSR relative to a benchmark index over a 3-year period (For the 2018 awards, the S&P SmallCap IT Index (PSCT) has been selected as the benchmark index). A target number of PSUs are established at grant date, based on a target dollar value. A range of 0% to 200% of the target PSUs will vest into shares at the end of the 3-year period based on the following principles:

•	100% of the target PSUs will vest if the Company's TSR is equal to the TSR of the benchmark index;

•	Vesting will increase by 2% for every 1% that the Company's TSR exceeds the TSR of the benchmark index up to a maximum 200% payout;

•	Vesting will decrease by 3% for every 1% that the Company's TSR falls below the TSR of the benchmark index with a maximum decrease to a 0% payout; and

•	The target PSU payout will be capped at 100% if the Company's absolute TSR is negative (regardless of relative positioning).

Retirement Benefits
Canada Registered Retirement Savings Plan
The Canadian Registered Retirement Savings Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
U.S. 401(k)
The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
UK Pension Program
The UK Pension Program is designed to offer eligible UK employees a comparable method of contributions to savings for retirement. The corporation provides contributions to the plan of up to 3 times the employee voluntary contributions. Employee contributions are capped at 3% of gross earnings

Minimum Share Ownership Guidelines
In 2007, minimum share ownership guidelines were established by the Board for directors and senior executives. These guidelines are administered by the GNC of the Corporation, which has discretion to submit amendments for approval by the Board, and the Board may at any time approve amendments to the guidelines.
These ownership guidelines were updated in early 2019 to increase the CEO ownership requirements from 3 times annual base salary to 5 times annual base salary. Each senior executive is expected to own a minimum number of Common Shares or vested RSU's (or a combination thereof) that is equal to the lesser of:

•
An amount equal to five times annual base salary in the case of the CEO, and an amount equal to one times annual base salary in the case of each other senior executive. For the purposes of assessing compliance with the guidelines, the Common Shares are valued at the higher of original cost or market value at the time of assessment, and the vested RSU’s and PSU’s are valued at the higher of fair market value at the grant date or the market value of the underlying Common Shares at the time of assessment.

•	115,000 Common Shares or vested RSU's (or a combination thereof) for the CEO and 12,000 Common Shares or vested RSU's (or a combination thereof) for each other senior executive.

New senior executives have five years from the date of their first appointment to comply with the minimum share ownership guidelines.
As of December 31, 2018 Messrs. McLennan, Krause and Schieler met the minimum share ownership threshold. Messrs. Thexton's and Overton's holdings were below the minimum threshold as of December 31, 2018; however, they each have five years from the date of their appointment as a senior executive to acquire the minimum share ownership set out in the guidelines. Mr. Overton became a senior executive in July 2017 and Mr. Thexton became CEO in November 2018.
Failure to meet or maintain these share ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these share ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative share ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare and there are no such instances in existence at present.
Also in early 2019, the minimum share ownership guidelines were updated to increase the ownership requirement for directors from three times annual retainer to four times. Each director is now expected to own a minimum number of Common Shares that is no less than an amount equal to four times their annual board retainer.  For the purposes of assessment, Common Shares are valued at the higher of original cost or market value at the time of assessing compliance with this policy, and vested RSUs are valued at the higher of fair market value at the grant date or the market value of the underlying Common Shares at the time of assessment.  The annual board retainer does not include supplementary retainers for Board Chair and Committee positions or annual RSU awards. New Board members have four years from their first appointment to comply with the minimum share ownership guidelines.
As of December 31, 2018, Mr. Aasen, Ms. Abrams, Mr. Cataford and Mr. Sieber met the minimum share ownership threshold. Mr. Jones and Ms. Chik joined the Board in September and October 2018, respectively, and have four years from that date to acquire the minimum share ownership set out in the guidelines.

Compensation Details

Summary Direct Compensation

The following summaries of the total direct compensation components for each NEO include actual compensation compared to target for 2018.

Kent P. Thexton, President and Chief Executive Officer
In recognition of his contribution in 2018, Mr. Thexton's short term incentive % attainment for the period from November 1, 2018 onwards was as follows:
Q1	Q2	Q3	Q4	FY
N/A	N/A	N/A	56.1%	50%

Direct Compensation Summary
	2018		2017 (2)	2016 (2)
	Target	Actual	Actual	Actual
Salary	600,000	133,144	122,757	110,878
Short Term Incentives (1)	600,000	72,122	—	—
Total Cash	1,200,000	205,266	122,757	110,878
Options	—		—	21,990
Restricted Share Units	4,550,166		191,145	20,824
Long Term Equity Incentives(3)	4,550,166		191,145	42,814
Total Direct Compensation (4)	5,750,166	4,755,432	313,902	153,692

(1)	75% paid quarterly, 25% paid annually

(2)	Mr. Thexton's 2016 & 2017 compensation relates to retainer payments and equity grants during his service as Board Chair

(3)
Mr. Thexton's Long Term Incentive grant includes grants issued during his service as Board Chair, interim CEO, initial CEO and an advance grant of his 2019 annual equity grant containing both RSUs and PSUs. He will not receive an annual equity grant in 2019.

(4)	Mr. Thexton's 2018 compensation reflects a combination of payments and equity grants for his service as Board Chair, interim CEO and full-time CEO

David G. McLennan, Chief Financial Officer, Chief Transformation Officer and Corporate Secretary
In recognition of his contribution in 2018, Mr. McLennan's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
54.9%	101%	91.6%	56.1%	50%

Direct Compensation Summary
	2018		2017	2016
	Target	Actual	Actual	Actual
Salary	276,762	277,275	276,762	271,020
Short Term Incentives (1)	187,550	150,577	174,066	121,938
Total Cash	464,312	427,852	450,828	392,958
Options	—		493,801	164,927
Restricted Share Units	522,695		500,817	156,207
Long Term Equity Incentives	522,695		994,618	321,134
Total Direct Compensation	987,007	950,547	1,445,446	714,092

(1)	75% paid quarterly, 25% paid annually; includes $19,740 for Special Project Incentives

Jason W. Cohenour, former President and Chief Executive Officer
In recognition of his contribution in 2018, Mr. Cohenour's short term incentive % attainment until his retirement was as follows:
Q1	Q2	Q3	Q4	FY
54.9%	101%	N/A	N/A	N/A

Direct Compensation Summary
	2018		2017	2016
	Target	Actual	Actual	Actual
Salary	645,618	278,976	645,618	645,606
Short Term Incentives (1)	575,163	131,791	529,587	381,873
Total Cash	1,220,781	410,767	1,175,205	1,027,479
Options	—		1,104,174	376,781
Restricted Share Units	1,191,376		1,130,057	345,034
Long Term Equity Incentives	1,191,376		2,234,231	721,815
Total Direct Compensation(2)	2,412,157	1,602,143	3,409,436	1,749,294

(1)	75% paid quarterly, 25% paid annually

(2)	In addition to direct compensation, Mr. Cohenour received other compensation of $3,736,013 in 2018 of which $3,623,112 was for severance

A. Daniel Schieler, Senior Vice President and General Manager, Automotive
In recognition of his contribution in 2018, Mr. Schieler's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
51.8%	109.5%	96.1%	59.2%	50%

Direct Compensation Summary
	2018		2017	2016
	Target	Actual	Actual	Actual
Salary	300,000	300,000	300,000	300,000
Short Term Incentives (1)	172,290	133,680	160,558	109,576
Total Cash	472,290	433,680	460,558	409,576
Options	—		298,511	88,153
Restricted Share Units	281,750		291,662	80,726
Long Term Equity Incentives	281,750		590,173	168,879
Total Direct Compensation	754,040	715,430	1,050,731	578,455

(1)	75% paid quarterly, 25% paid annually; includes $9,870 for Special Project Incentives

Jason L. Krause, Chief Operating Officer
In recognition of his contribution in 2018, Mr. Krause's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
65.1%	102.2%	98.6%	56.1%	50%

Direct Compensation Summary
	2018		2017	2016
	Target (3)	Actual	Actual	Actual
Salary	308,000	264,972	240,755	230,102
Short Term Incentives (1)	231,000	168,953	126,091	54,028
Total Cash	539,000	433,925	366,846	284,130
Options	—		246,895	68,718
Restricted Share Units	1,342,299		250,409	65,086
Long Term Equity Incentives(2)	1,342,299		497,304	133,804
Total Direct Compensation	1,881,299	1,776,224	864,150	417,934

(1)	75% paid quarterly, 25% paid annually; includes $39,480 for Special Project Incentives

(2)
Mr. Krause's Long Term Incentive grant included a one-time PSU grant to recognize his promotion to COO and an advance grant of his 2019 annual equity grant containing both RSUs and PSUs. He will not receive an annual equity grant in 2019.

(3)	Mr. Krause's salary increased in November 2018 upon his promotion to COO. His Salary and Short Term Incentives target reflects his promotion to COO.

Marc Overton, Chief Solutions Officer
In recognition of his contribution in 2018, Mr. Overton's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
49.7%	88.3%	79.2%	52%	50%

Direct Compensation Summary
	2018		2017	2016
	Target	Actual	Actual	Actual
Salary	342,000	365,528	156,460	—
Short Term Incentives (1)	205,000	130,522	103,907	—
Total Cash	547,000	496,050	260,367	—
Options	—		—	—
Restricted Share Units	241,510		463,075	—
Long Term Equity Incentives	241,510		463,075	—
Total Direct Compensation(2)	788,510	737,560	723,442	—

(1)	75% paid quarterly, 25% paid annually; includes $9,870 for Special Project Incentives

(2)	Mr. Overton joined the Company in July 2017

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

Summary Total Compensation (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Short term Incentive Plans(4)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
Kent P. Thexton, President and Chief Executive Offer(6)	2018	133,144	4,550,166	—	72,122	—	Nil	—	4,755,432
	2017	122,757	191,145	—	—	—	Nil	—	313,902
	2016	110,878	20,824	21,990	—	—	Nil	—	153,692
Jason W. Cohenour former President and Chief Executive Officer(7)	2018	278,976	1,191,376	—	131,791	—	Nil	3,736,013	5,338,156
	2017	645,618	1,130,057	1,104,174	529,587	—	Nil	—	3,409,436
	2016	645,606	345,034	376,781	381,873	—	Nil	—	1,749,294
David G. McLennan Chief Financial Officer, Chief Transformation Officer and Corporate Secretary	2018	277,275	522,695	—	150,577				950,547
	2017	276,762	500,817	493,801	174,066	—	Nil	—	1,445,446
	2016	271,020	156,207	164,927	121,938	—	Nil	—	714,092
A. Daniel Schieler Senior Vice President and General Manager, Automotive	2018	300,000	281,750	—	133,680	—	Nil	—	715,430
	2017	300,000	291,662	298,511	160,558	—	Nil	—	1,050,731
	2016	300,000	80,726	88,153	109,576	—	Nil	—	578,455
Jason L. Krause, Chief Operating Officer(8)	2018	264,972	1,342,299	—	168,953	—	Nil	—	1,776,224
	2017	240,755	250,409	246,895	126,091	—	Nil	—	864,150
	2016	230,102	65,086	68,718	54,028	—	Nil	—	417,934
Marc Overton, Chief Solutions Officer(9)	2018	365,528	241,510	—	130,522	—	Nil	—	737,560
	2017	156,460	463,075	—	103,907	—	Nil	—	723,442
Notes:

(1)
All dollar amounts in the Summary Total Compensation table and footnotes are reflected in U.S. dollars; however, compensation for Messrs. Thexton, McLennan and Krause was awarded, earned or payable in Canadian dollars. Compensation for Mr. Overton was awarded, earned or payable in GBP. As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.  The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2018 - 0.7718, 2017- 0.7704; 2016 - 0.7544. The average rates of exchange used to convert GBP amounts to U.S. dollar amounts for the respective fiscal years were: 2018 - 1.3340 and 2017- 1.2868.

(2)
Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)
Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  We use the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to the NEOs in 2017 was $10.95 and 2016 - $4.47 using the following assumptions:

	2018	2017
Annual dividends per share	Nil	Nil
Expected stock price volatility	55%	51%
Risk-free interest rate	1.36%	0.72%
Expected life of options (in years)	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly. In 2018, no stock options were granted to NEOs.

(4)
Compensation from Short-term Incentive Plans includes amounts earned in the fourth quarter and an end of year cumulative portion, which are not paid out until the first quarter of the following year under the terms of the Corporation's Short-term Incentive Plans.

(5)
All other compensation includes severance payments, vacation payouts, contributions to retirement savings plans and severance payment. Mr. Cohenour's other compensation includes severance payment of $3,623,112.

(6)
Mr. Thexton was appointed Interim CEO on May 31, 2018 and assumed the permanent role of CEO commencing on November 1, 2018. Prior to his appointment, Mr. Thexton was the Chair of the Board of Directors. Mr. Thexton remained on the Board as Directors after his appointment to CEO. His compensation includes his former role as Chair of the Board and his role as the Company's President and Chief Executive Officer. Since his appointment to Interim CEO, he did not receive any compensation in his role as a Director of the Company.

	Salary ($)	Share - based Awards ($)	Total
Chair of the Board	35,657	90,659	126,316
Interim CEO	—	1,156,389	1,156,389
CEO	97,487	3,303,118	3,400,605
	133,144	4,550,166	4,683,310

Mr. Thexton's total CEO share-based awards of $3,303,118 includes $1,651,559 advance grant of his annual 2019 equity grant. His share-based awards exclude 11,919 RSU units or $231,278 that were canceled as his tenure as interim CEO ended early and replaced with full-time CEO grants. The total fair value of his share-based awards including the canceled RSUs is $4,781,444.

(7)
Mr. Cohenour retired from his position as President and Chief Executive Officer on May 31, 2018 and stepped down as a Director of the Company. His compensation was entirely related to his role as the Corporation's former President and Chief Executive Officer. He did not receive any compensation in his role as a Director of the Corporation prior to retirement.

(8)	Mr. Krause's total share-based awards of $1,342,299 includes $550,517 advance grant of his annual 2019 equity grant.

(9)	Mr. Overton joined the Company in July 2017.

Share Performance

The following graph compares the Corporation’s cumulative shareholder return over the last five years on a Cdn $100 investment in its Common Shares (made December 31, 2013) to the cumulative return of a comparable investment on the S&P/TSX Composite Total Return Index. The graph also shows the relationship between shareholder return and aggregate NEO compensation over the last five years. The compound annual growth in NEO total compensation was 16.6% for the five year period, compared to -6.5% compound annual growth of the Corporation's share price in the same period.

	Dec 2013 $	Dec 2014 $	Dec 2015 $	Dec 2016 $	Dec 2017 $	Dec 2018 $
Sierra Wireless, Inc.	100	215	85	82	100	71
S&P/TSX Composite Total Return Index	100	111	101	123	134	122
NEO Compensation (US$'000)(1)(2)	8,349	5,882	5,602	4,234	7,659	14,273
Adjusted NEO Compensation (US$'000)(3)	8,439	5,882	5,602	4,234	7,659	8,209
NEO Compensation Index	100	76	83	65	116	215
Adjusted NEO Compensation Index	100	76	83	65	116	124

(1)	NEO compensation is composed of salary, short-term incentive payments, value of equity awards at time of grant and other compensation as reported in the Summary Total Compensation table.

(2)	NEOs were Messrs. Thexton, McLennan and Cohenour and the three most highly compensated executive officers of the Corporation other than the CEO and CFO.

(3)
Adjusted NEO compensation excludes Mr. Cohenour's severance of $3,623,112, Mr. Thexton's Board of Director compensation of $126,316 and annual 2019 share based awards of $1,652,559; and Mr. Krause's annual 2019 share based awards of $550,517.

As at December 31, 2018, the share price of the Corporation was approximately 71.3% from its price one year earlier.

Incentive Plan Awards
Outstanding Option-based Awards and Share-based Awards
The following table sets out information concerning unexercised options, PSUs and RSUs that have not vested for each NEO as of December 31, 2018.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to Schedule A of this Information Circular.

	Option-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) (US $)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US $)	Market or Payout Value of Share- based Awards Not Paid out or Distributed (US $)
Kent P. Thexton	1,103	Cdn$	20.98	February 7, 2019	$16,202	172,460	$2,317,419	$35,797
	1,918	Cdn$	40.25	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021
David G. McLennan	14,388	Cdn$	40.28	February 9, 2020	$45,568	48,574	$652,710	$578,670
	15,348	Cdn$	14.28	February 8, 2021
	46,225	Cdn$	32.89	February 13, 2022
Jason W. Cohenour	Nil	N/A	N/A	N/A	Nil	Nil	Nil	Nil
Jason L. Krause	2,758	Cdn$	20.98	February 7, 2019	$50,630	78,104	$1,049,517	$116,220
	5,995	Cdn$	40.28	February 9, 2020
	17,053	Cdn$	14.28	February 8, 2021
	23,112	Cdn$	32.89	February 13, 2022
A. Daniel Schieler	4,914	US$	19.03	February 7, 2019	$50,283	26,642	$357,802	Nil
	7,434	US$	32.29	February 9, 2020
	15,862	US$	10.26	February 8, 2021
	26,965	US$	25.10	February 13, 2022
Marc Overton	Nil	N/A	N/A	N/A	Nil	26,199	$351,853	Nil
Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five years.

(4)	At December 31, 2018 the closing stock price of the Common Shares on the NASDAQ was US $13.43 and on the TSX was Cdn $18.33.

(5)
Generally, RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 8, 2016, February 13, 2017, August 4, 2017, February 12, 2018 and November 13, 2018 .  Mr. Thexton was issued 5,579 RSUs for his role as Chair of the Board of Directors on February 12, 2018, 75,514 RSUs on August 7, 2018 for his role as Interim CEO of which 11,919 RSUs were canceled in November 2018 upon his appointment to CEO, and 166,204 RSUs on November 13, 2018 for his role as CEO. On February 12, 2018, Messrs. McLennan and Cohenour received 30,218 and 68,806 RSUs, respectively. Messrs. Krause, Schieler and Overton were each issued 13,948 RSUs, on

February 12, 2018. Mr. Krause was issued 55,401 RSUs on November 13th for his promotion to COO and his target February 2019 grant.

(6)
The market value of RSUs at December 31, 2018 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $13.43 for Messrs. Cohenour, Schieler and Overton; and the closing stock price of the Common Shares on the TSX of Cdn $18.33 for Messrs Thexton, McLennan and Krause translated at the spot foreign exchange rate of Cdn $1.00 = US $0.7331.

Value Vested or Earned During Fiscal 2018

The following table sets out, for each NEO, the value of stock options and RSUs that vested during 2018, as well as the value of non-equity incentive compensation earned during 2018.

Name	Option-based Awards — Value Vested During 2018(1) ($)	Share-based Awards — Value Vested During 2018(2) ($)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2018 ($)
Kent P. Thexton	9,829	1,286,427	—
David G. McLennan	74,276	268,169	130,453
Jason W. Cohenour	316,658	162,828	131,791
Jason L. Krause	30,953	120,721	128,706
A. Daniel Schieler	40,966	145,634	133,680
Marc Overton	—	119,313	130,522
Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates. Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 7, 2018	18.95	23.80	0.7971
February 8, 2018	18.30	23.08	0.7946
February 9, 2018	15.75	19.94	0.7931
February 13, 2018	16.25	20.43	0.7937
August 4, 2018	19.40	25.27	0.7679

Option Exercises During Fiscal 2018

The following table sets out, the number of common shares acquired through option exercises during 2018 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the market price of the common shares on the NASDAQ or on the TSX on the exercise date and the exercise price of the option.

Name	Shares acquired upon exercise (#)	Value Realized ($)
Kent P. Thexton	1,213	1,971
David G. McLennan	21,966	110,768
Jason W. Cohenour	65,454	387,180
Jason L. Krause	—	—
A. Daniel Schieler	—	—
Marc Overton	—	—

Burn Rate

Burn rate is defined as the total number of equity awards issued in a year, divided by the weighted average number of shares outstanding in the fiscal year. The burn rate under each of our Stock Option Plan and Treasury RSU Plan are as follows:

Equity Plan	2018	2017	2016 (1)
Stock Option Plan	1.44%	2.12%	2.03%
Treasury RSU Plan	0.95%	1.03%	—
(1) No grants were made under the Treasury RSU Plan in 2016.

Termination and Change of Control Benefits
The Corporation has entered into executive employment agreements with each of Messrs. Thexton, McLennan, Krause, Schieler and Overton under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreement, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the short-term incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers, in their respective geography, from time to time.
In the event of the termination of Mr. Thexton's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 12 months.  In the event of the termination of Mr' Krause's employment other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 12 months. In the event of the termination of Messrs. McLennan, Overton and Schieler's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 12 months, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for Messrs. Thexton, McLennan, Krause and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.
If Messrs. Thexton or Krause employment is terminated 3 months prior to, or within 12 months following, a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months base salary and benefits continuation and 12 months target bonus, and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.
If Messrs. McLennan or Schieler employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 18 months compensation and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.
The following table sets out the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2018.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Kent Thexton
Resignation (1)	—	—	—
Termination (without cause)	1,200,000	841,218	2,041,218
Change of Control	1,980,000	2,322,146	4,302,146
David McLennan
Resignation (1)	—	—	—
Termination (without cause)	1,803,463	448,485	2,251,948
Change of Control	1,457,618	939,716	2,397,334
Jason Krause
Resignation (1)	—	—	—
Termination (without cause)	308,000	348,031	656,031
Change of Control	939,400	1,064,285	2,003,685
A. Daniel Schieler
Resignation (1)	—	—	—
Termination (without cause)	1,326,506	245,820	1,572,326
Change of Control	1,094,368	980,876	2,075,244
Marc Overton
Resignation (3)	—	—	—
Termination (without cause)	366,271	142,098	508,369
Change of Control	—	—	—
Notes:

(1)
Upon written notice of resignation, the Corporation has the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.

(2)	Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

(3)	Mr. Overton's UK employment agreement requires 3 months written notice in circumstances of his resignation from the Corporation.

DIRECTOR COMPENSATION

In Fall 2016, the HRC (which is mandated by the board to review director compensation structure and levels) engaged with Compensia (independent compensation advisors) to conduct a full review of board compensation using a peer comparator group and Compensia's knowledge of prevailing market trends and good governance trends. As a result of this study, the HRC recommended to the board, and they approved, the following changes to board compensation principles effective April 1, 2017:

•	Alignment of board and committee retainer values to market levels

•	Re-balance of target value of equity and cash compensation mix

◦	Elimination of meeting fees for Board and Committee meetings

◦	Increase annual target value of equity awards from $80,000 to $120,000

•	Annual equity awards consisting of 100% restricted share units (eliminating the issuance of stock options for directors) with a 1-year vest cycle

All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

The following table itemizes the changes implemented for annual remuneration of independent directors of the Corporation effective April 1, 2017.

Board Compensation Schedule		Effective April 1, 2017
Annual Retainer	US$	40,000

Additional Compensation:
Board Chair’s Retainer	US$	40,000

Audit Committee Chair	US$	20,000
Audit Committee Member	US$	9,000

HR Committee Chair	US$	15,000
HR Committee Member	US$	6,000

Governance Committee Chair	US$	12,000
Governance Committee Member	US$	6,000

Annual Target Value Equity Award	US$	120,000

In 2018, each director was granted equity that comprised 100% in restricted share units with a 1-year vesting schedule. All of the non-management directors were independent directors of the Corporation at the time the restricted shares were granted. Executive officers of the Corporation are not permitted to receive any compensation, including equity compensation, to which they might otherwise be entitled only by virtue of being directors of the Corporation.  All non-management directors are eligible to participate in the Corporation's equity plans.

The following table sets out the total compensation and benefits for our non-employee directors for fiscal 2018.

Name	Fees Earned or Paid in Cash(1) ($)	Share-based Awards(2) (3) ($)	Option-based Awards ($)	Total ($)
Gregory D. Aasen	55,000	90,659	—	145,659
Robin A. Abrams(4)	66,667	90,659	—	157,326
Paul G. Cataford	66,000	90,959	—	156,959
Joy Chik(5)	7,667	107,698	—	115,365
Russell N. Jones(6)	15,833	107,796	—	123,629
Charles E. Levine(7)	55,000	90,659	—	145,659
Thomas Sieber	56,000	90,659	—	146,659

Notes:

(1)	Non-employee director fees are based in U.S. dollars.

(2)
Mr. Levine and Sieber and Ms. Abrams and Chik’s share-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn $1.00 = US $0.7935 for awards granted on February 12, 2018, and at the exchange rate of Cdn $1.00 = US $0.7552 for awards granted on November 13, 2018.

(3)
Mr. Aasen, Ms. Abrams, Mr. Cataford, Mr. Levine and Mr. Sieber received 5,579 RSUs on February 12, 2018.  On February 12, 2018, the closing price of the Common Shares on the NASDAQ was US $16.25 and Cdn $20.48 on the TSX. Mr. Jones and Ms. Chik received 6,648 RSUs on November 13, 2018. On November 13, 2018, the closing price of the Common Shares on the NASDAQ was US $16.20 and Cdn $21.47 on the TSX.

(4)	Ms. Abrams was appointed to be the new Board Chair on October 16, 2018, replacing Mr. Thexton.

(5)	Ms. Jones was appointed to the Board of Directors on September 1, 2018.

(6)	Ms. Chik was appointed to the Board of Directors on October 24, 2018.

(7)	Mr. Levine stepped down from the Board of Directors on October 24, 2018.

The following table sets out the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2018.

	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price(2)		Option Expiration	Value of Unexercised In- the- Money Options(4)	Number of Units of Common Shares That Have Not Vested(5)	Market or Payout Value of Share-based Awards That Have Not Vested(6)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed
Name	(#)	($)		Date(3)	($)	(#)	($)	($)
Gregory D. Aasen	3,529	Cdn$	20.98	February 7, 2019	$16,202	6,256	$84,065	$35,797
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021
Robin A. Abrams	3,529	US$	19.03	February 7, 2019	$17,299	6,256	$84,018	—
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Paul G. Cataford	1,918	Cdn$	40.28	February 9, 2020	$12,342	6,256	$84,065	$28,165
	4,157	Cdn$	14.28	February 8, 2021
Joy Chik	—	N/A	N/A	N/A	N/A	6,648	$89,283	—
Russell N. Jones	—	N/A	N/A	N/A	N//A	6,648	$89,332	—
Charles E. Levine	3,529	US$	19.03	February 7, 2019	$17,299	—	$—	—
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Thomas Sieber	3,529	US$	19.89	May 5, 2019	$17,299	6,256	$84,018	—
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Mr. Levine, Mr. Sieber, Ms. Abrams and Ms. Chik, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)	Options have a term of five years.

(4)	At December 31, 2018 the closing stock price of the Common Shares on the NASDAQ was US $13.43; and on the TSX was Cdn $18.33.

(5)
RSUs issued prior to 2017 vest over three years, in equal amounts on the anniversary date of the date of the grant.  Starting in 2017, RSUs granted to non-employee directors cliff vest after one year. Unvested RSUs are comprised of grants dated Feb 8, 2016, Feb 12, 2018 and Nov 13, 2018. On Feb 12, 2108, Mr. Aasen, Ms. Abrams, Mr. Cataford, Mr. Levine and Mr. Sieber were granted 5,579 RSUs each. On November 13, 2018, Ms. Chik and Mr. Jones were granted 6,648 RSUs each.

(6)
The market value of RSUs that have not vested at December 31, 2018 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $13.43 for Mr. Levine, Mr. Sieber, Ms. Abrams and Ms. Chik; and the closing stock price of the Common Shares on the TSX of Cdn $18.33 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn $1.00 = US$0.7331.

The following table sets out the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2018.

Name	Option-based Awards — Value Vested During 2018(1) ($)	Share-based Awards — Value Vested During 2018(2)(3) ($)
Gregory D. Aasen	9,829	147,685
Robin A. Abrams	10,566	147,903
Paul G. Cataford	9,829	147,685
Joy Chik	—	—
Russell N. Jones	—	—
Charles E. Levine	23,588	262,576
Thomas Sieber	10,828	147,903
Notes:

(1)
The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  For Mr. Aasen, Ms. Abrams, Mr. Cataford, Mr. Levine and Mr. Sieber: On February 9, 2015, they each received 1,705 RSUs, of which 569 vested on February 9, 2018. On February 8, 2016, they each received 2,030 RSUs, of which 677 vested on February 8, 2018. RSUs issued starting in 2017 cliff vest in one year. On February 13, 2017, they each received 6,640 RSUs, which vested on February 13, 2018. On August 4, 2017, they each received 959 RSUs, which vested on August 4, 2018. Ms. Chik and Mr. Jones were appointed to the Board in late 2018 hence they had nil valued vested awards.

(3)
The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 8, 2018	18.30	23.08	0.7946
February 9, 2018	15.75	19.94	0.7931
February 13, 2018	16.25	20.43	0.7937
August 4, 2018	19.40	25.27	0.7679

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2018, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan (1)	1,378,348	Cdn $	26.79	1,138,266
			US $	19.64
	Treasury RSU Plan (2)	929,648		Nil	404,846
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		2,307,996	Cdn $	26.79	1,543,112
			US $	19.64

(1)
Under the Stock Option Plan, the number of securities to be issued upon exercise of outstanding options represents 3.8% and the number of securities remaining available for future issuance represents 3.2%, of the issued and outstanding Common Shares as of December 31, 2018. Issued and outstanding Common Shares as at December 31, 2018 was 36,067,415. The weighted average remaining contractual life of outstanding options is 2.8 years.

(2)
Under the Treasury RSU Plan, the number of securities to be issued upon exercise of outstanding RSUs represents 2.6% and the number of securities remaining available for future issuance represents 1.1%, of the issued and outstanding Common Shares as of December 31, 2018. As of December 31, 2018, 763,444 restricted share units (166,204 of which include performance based vesting at a multiple not to exceed 200%) were outstanding that could result in the issuance of up to 929,648 common shares.

The following table summarizes, as at April 15, 2019, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan (1)	1,671,963	Cdn $	24.47	1,006,555
			US $	18.30
	Treasury RSU Plan (2)	1,087,905		Nil	249,656
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		2,759,868	Cdn $	24.47	1,256,211
			US $	18.30

(1)
The maximum number of Common Shares issuable pursuant to the Stock Option Plan is the lesser of 8.1% of the number of issued and outstanding Common Shares from time to time; or 7,000,000 Common Shares. In addition, the maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding Common Shares from time to time. Issued and outstanding Common Shares as at April 15, 2019 was 36,150,299. The weighted average remaining contractual life of outstanding options is 3.1 years.

(2)
The maximum number of Common Shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. As of April 15, 2019 921,701 restricted share units (166,204 of which include performance based vesting at a multiple not to exceed 200%) were outstanding that could result in the issuance of up to 1,087,905 common shares.

NORMAL COURSE ISSUER BID

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of the common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the NCIB.

In 2018, we purchased and canceled 161,500 common shares (2017 - 170,217 common shares) at an average price of $19.32 per share (2017 - $16.35).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof there is, and during the most recently completed financial year there was, no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries or any of their associates nor has the Corporation nor any of its subsidiaries provided a guarantee, support agreement, letter of credit or similar arrangement with respect to indebtedness of such persons to other entities.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2018, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately $437,500.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the Corporate Secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 15th day of April, 2019.

 On Behalf of the Board

David G. McLennan
Chief Financial Officer and Secretary

Schedule A
The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.
Stock Option Plan
The material terms of the Stock Option Plan are as follows:

•	the number of outstanding options under the Stock Option Plan, as of December 31, 2018, is 1,378,348 representing 3.8% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•
the maximum number of Common Shares reserved for issuance under the Stock Option Plan to the lesser of (a) a rolling maximum of 8.1% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares. In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time.

•
in accordance with the insider participation limits of the Toronto Stock Exchange (“TSX”), the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation, including under the Corporation’s Treasury RSU Plan):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•
the Corporation may not issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 8.1% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•
the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•	options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)	any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the Stock Option Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•	Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•	Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•
The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•
The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain three RSU plans: two market-based RSU plans, one for U.S. employees and one for all non-U.S. employees (the "Market RSUs Plans"), obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU Plan”), obligations from which are ultimately settled by the issuance of shares from treasury or in cash.

The material terms of the Treasury RSU Plan are as follows:

•
the number of outstanding RSUs under the Treasury RSU Plan, as of December 31, 2018, is 763,444, representing 2.1% % of the issued and outstanding Common Shares as of such date. Based on the number of shares outstanding, 404,846 RSUs are available for future allocation under the Plan, representing 1.1% of the issued and outstanding Common Shares as of December 31, 2018;

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU Plan;

•
the maximum number of Common Shares issuable pursuant to awards under the Treasury RSU Plan from time to time will not exceed 3.7% of the Corporation's issued and outstanding shares, from time to time;

•
in accordance with the insider participation limits of the TSX, the number of Common Shares: (i) issuable to insiders of the Corporation together with any Common Shares issuable pursuant to any other security based compensation arrangement as defined in the Treasury RSU Plan, shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;

•
the Corporation may not issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 8.1% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person under the Treasury RSU Plan shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued, together with any Common Shares issued pursuant to any other security based compensation arrangement, to any insider of the Corporation and such insider's associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of awards to outside directors shall not exceed $150,000 per year per outside director;

•
on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•
unless otherwise determined by the Corporation and specifically set out in the relevant grant agreement, restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•
vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu, which cash payments shall be determined by multiplying the number of vested RSUs by the fair market value (as that term is defined in the Treasury RSU Plan) on the issue date, less applicable withholding. Share units may become vested share units based on a multiplier which shall not exceed 200%;

•
unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a grant agreement pertaining to a particular award, if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be canceled. If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•
the maximum term of an award under the Treasury RSU Plan is five (5) years from the date of grant.  If the expiry date of an award falls within a period of time (i) during which, pursuant to the policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Corporation, or (ii) when there exists undisclosed material information in respect of the Corporation (each a “Black out Period”), such date may be extended to the date that is ten business days from the date that any Black-out Period end.

•	restricted share units granted under the Treasury RSU Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU Plan, any provisions thereof or any restricted share unit granted under the Treasury RSU Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU Plan,

(c)	to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of restricted share units or the Treasury RSU Plan which does not entail an extension beyond the original expiry date of the restricted share units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU Plan):

(i)	to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)	to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)	to extend the expiry date of any outstanding awards;

(iv)	to extend the maximum permitted expiry date under the Treasury RSU Plan beyond five (5) years;

(v)	to cancel and re-issue any awards;

(vi)	to permit share units granted under the Treasury RSU Plan to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)	any amendment to Section 12.1(g), which enumerates those amendments to the Treasury RSU Plan which require shareholder approval.

•
there are provisions for adjustment in the number of Common Shares issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the Market RSU Plans, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU plan and the Market RSU plans:

•
on each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each vested share unit. Share units may become vested share units on a one for one basis or based on a performance-based multiplier which shall not exceed 200%, as set out in the applicable grant agreement;

•
the number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval; and

on the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.